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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                      -----------------------------------

                                 SUDBURY, INC.
                           (Name of Subject Company)

                      -----------------------------------

                                 SUDBURY, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   864635206
                     (CUSIP Number of Class of Securities)

                                 MARK E. BRODY
                    VICE PRESIDENT & CHIEF FINANCIAL OFFICER
                                 SUDBURY, INC.
                       30100 CHAGRIN BOULEVARD, SUITE 203
                             CLEVELAND, OHIO 44124
                                 (216) 464-7026
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notice and Communications on
                   Behalf of the Person(s) Filing Statement)

                                WITH A COPY TO:
                               IRV BERLINER, ESQ.
                 BENESCH, FRIEDLANDER, COPLAN & ARONOFF P.L.L.
                            2300 BP AMERICA BUILDING
                               200 PUBLIC SQUARE
                             CLEVELAND, OHIO 44114
                                 (216) 363-4500
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

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Sudbury, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 30100 Chagrin Boulevard, Suite 203, Cleveland, Ohio 44124. The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share, of the Company (the "Shares").

ITEM 2.  TENDER OFFER OF THE PURCHASER.

     This statement relates to a tender offer by I M Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Intermet Corporation, a Georgia corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated November 22, 1996, to purchase all the issued and outstanding Shares at a price of $12.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 22, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). The Offer is conditioned upon, among other things, 7,800,000 Shares being validly tendered and not withdrawn prior to the expiration of the Offer. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Friday, December 20, 1996, unless extended by the Purchaser.

     The Merger Agreement. The Offer is being made pursuant to an Agreement and Plan of Merger dated as of November 18, 1996 (the "Merger Agreement") by and among Parent, the Purchaser and the Company. The Merger Agreement provides for, among other things, the making of the Offer by the Purchaser and further provides that, after the consummation of the Offer and satisfaction or waiver of all conditions, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of Parent.

     At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than any Shares held in the treasury of the Company or owned by Parent, the Purchaser or any other direct or indirect wholly owned subsidiary of Parent and other than Dissenting Shares) shall be cancelled and converted automatically into the right to receive, upon the surrender of the certificate formerly representing such Share, $12.50 in cash without interest (the "Merger Consideration").

     A copy of the Merger Agreement has been filed as Exhibit 3 to this Schedule 14D-9 and is incorporated herein by reference. Unless otherwise noted, capitalized terms not defined in this Schedule 14D-9 shall have the meaning given to them in the Merger Agreement.

     Conditions of the Offer. Notwithstanding any other provision of the Offer and provided that the Purchaser shall not be obligated to accept for payment any Shares until expiration of all applicable waiting periods under the H-S-R Act, the Purchaser shall not be required to accept for payment or pay for, or may delay the acceptance for payment of or payment for, any tendered Shares, or may, in its sole discretion, terminate or amend the Offer as to any Shares not then paid for if 7,800,000 Shares shall not have been properly and validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer, or, if on or after November 18, 1996, (or as to clause (j) below at any time) and at or before the time of payment for any of the Shares (whether or not any of the Shares have theretofore been accepted for payment), any of the following events shall occur:

          (a) there shall have occurred (i) any general suspension of trading in securities on the NYSE or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) a commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental or regulatory authority, agency, Commission or other entity, domestic or foreign ("Governmental Entity"), on, or any other event which might affect, the extension of credit by banks or other lending institutions, or (v) or in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (b) the Company shall have breached or failed to perform in any material respect any of its obligations, covenants or agreements under the Merger Agreement or any representation or warranty of the Company set forth in the Merger Agreement shall have been inaccurate or incomplete in any material respect when made or thereafter shall become inaccurate or incomplete in any material respect except (i) for changes contemplated by the Merger Agreement and (ii) those representations or warranties that address matters only as of a particular date which are true and correct as of such date;

          (c) there shall be instituted or pending any action, litigation, proceeding, investigation or other application (hereinafter, an "Action"), (including a worsening of any existing Action) before any United States court or other Governmental Entity by any United States Governmental
     Entity: (i) challenging the acquisition by Parent or the Purchaser of the Shares, seeking to restrain or prohibit the consummation of the transactions contemplated by the Offer or the Merger seeking to obtain any damages which damages are material to the Company and its Subsidiaries taken as a whole; (ii) seeking to prohibit, or impose any material limitations on, Parent's or the Purchaser's ownership or operation of all the Company's business or assets or to compel Parent or the Purchaser to dispose of or hold separate all or any portion of the Company's business or assets (including the business or assets of its Subsidiaries) as a result of the transactions contemplated by the Offer of the Merger which limitations would have a material adverse effect with respect to the value of the Company and its Subsidiaries taken as a whole to Parent; (iii) seeking to make the acceptance for payment, purchase of, or payment for, some or all of the Shares illegal or render the Purchaser unable to, or result in a material delay in, or materially restrict, the ability of the Purchaser to accept for payment, purchase or pay for some or all of the Shares; (iv) seeking to impose material limitations on the ability of Parent or the Purchaser effectively to acquire or hold or to exercise full rights of ownership of the Shares including, without limitation, the right to vote the Shares purchased by them on an equal basis with all other Shares on all matters properly presented to the stockholders; or (v) that in any event is reasonably likely to have a material adverse effect on the financial condition, properties, business or operations of the Company and its Subsidiaries taken as a whole or the value of the Shares to Parent or the Purchaser as a result of consummation of the transactions contemplated by the Offer and the Merger;

          (d) any statute, rule, regulation, order or injunction shall be enacted, promulgated, entered, enforced or deemed or become applicable to the Offer or the Merger, or any other action shall have been taken, proposed or threatened, by any United States court or other Governmental Entity other than the application to the Offer or the Merger of waiting periods under the H-S-R Act, that, directly or indirectly, can reasonably be expected to result in any of the effects of, or have any of the consequences sought to be obtained or achieved in, any Action referred to in clauses (i) through (v) of paragraph (c) above;

          (e) a tender or exchange offer for some portion or all of the Shares shall have been commenced or publicly proposed to be made by another person (including the Company or its Subsidiaries), or it shall have been publicly disclosed that (i) any person (including the Company or its Subsidiaries), entity or "group" (as defined in Section 13(d) of the Exchange Act and the rules promulgated thereunder), other than employees of the Company through exercise of Options, shall have become the beneficial owner (as defined in Section 13(d) of the Exchange Act and the rules promulgated thereunder) of more than 20% of the shares of Company Common Stock; or (ii) any person, entity or group shall have entered into a definitive agreement or an agreement in principle with respect to an acquisition proposal with or involving the Company;

          (f) any change shall have occurred in the financial condition, properties, businesses or results of operations of the Company and any of its Subsidiaries that is or is reasonably likely to be materially adverse to the Company and its Subsidiaries taken as a whole;

          (g) the Board of Directors of the Company (or a special committee thereof) shall have amended, modified or withdrawn its recommendation of the Offer or the Merger, or shall have failed to publicly reconfirm such recommendation upon request by Parent or the Purchaser, or shall have endorsed, approved or recommended any other Acquisition Proposal, or shall have resolved to do any of the foregoing;

          (h) the Merger Agreement shall have been terminated by the Company or Parent or the Purchaser in accordance with its terms or Parent or the Purchaser shall have reached an agreement or understanding in writing with the Company providing for termination or amendment of the Offer or delay in payment for the Shares;

          (i) any Action is instituted or pending by a non-governmental person or entity (or there shall be a worsening of an existing Action) which, in the reasonable judgment of Parent, has a reasonable likelihood of success, and if successful on the merits, is more likely than not to have a Material Adverse Effect on the financial condition, properties, business or operations of the Company and its Subsidiaries taken as a whole or the value of the Shares to Parent as a result of the consummation of the transactions contemplated by the Offer and the Merger; or

          (j) if there has been any (y) Release of Hazardous Substances in, on, under or affecting any properties currently or formerly owned or operated by the Company or any of its Subsidiaries in violation of, or as would reasonably be anticipated to result in liability under, applicable Environmental Laws or (z) disposal of Hazardous Substances or any other substance in a manner that has led to, or could reasonably be anticipated to lead to, a Release in violation of applicable Environmental Laws except, in either case, as previously disclosed by the Company to Parent in writing and the Purchaser and except in either case for those which, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on the Company.

which, in the sole judgment of Parent or the Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Parent or the Purchaser giving rise to any such conditions) makes it unadvisable to proceed with the Offer and/or with acceptance for payment of or payment for Shares.

     The foregoing conditions are for the sole benefit of Parent and the Purchaser and may be asserted by Parent and the Purchaser regardless of the circumstances (including any action or inaction by Parent and the Purchaser) giving rise to such condition or may be waived by Parent and the Purchaser, by express and specific action to that effect, in whole or in part at any time and from time to time in its sole discretion.

     Other Terms of the Offer. If, prior to the Expiration Date, the Purchaser, in its sole discretion, shall, subject to the limitations contained in the Merger Agreement, decrease the percentage of Shares being sought or increase the consideration offered to holders of Shares, such increase or decrease shall be applicable to all holders whose Shares are accepted for payment pursuant to the Offer. If at the time notice of any increase or decrease is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, set or given, the Offer will be extended until the expiration of such ten business-day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

     Pursuant to the Merger Agreement, the Purchaser shall not, without the written consent of the Company, decrease the per Share price to be paid in the Offer, change the number of Shares sought in the Offer to less than 50.1% of the outstanding Shares, change the form of consideration to be paid pursuant to the Offer, impose conditions to the Offer in addition to those set forth above or amend any other term or condition of the Offer in any manner, except as may be required pursuant to the Commission's rules with respect to the extension of time periods, which is adverse to the holders of Shares, provided, however, that if on a scheduled Expiration Date all conditions to the Offer shall not have been satisfied or waived, the Offer may be extended from time to time without consent of the Company for such period of time as is reasonably expected to be necessary to satisfy the unsatisfied conditions, and provided, further, that if as of a scheduled Expiration Date all of the conditions to the Offer have been satisfied and in excess of 80% but less than 90% of the Shares have been tendered, the Purchaser may extend the Offer up to an additional seven business days.

     Based on information included in the Offer to Purchase, the principal executive offices of Parent and the Purchaser are located at 5445 Corporate Drive, Suite 200, Troy, Michigan 48098.

ITEM 3.  IDENTITY AND BACKGROUND.

          (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

          (b) Except as described below or incorporated herein by reference, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and
     (i) the Company, its executive officers, directors or affiliates, or (ii) the Purchaser, its executive officers, directors or affiliates.

  EMPLOYEE MATTERS

     Employment Agreements. The Merger Agreement provides that Parent or the Purchaser shall cause the Surviving Corporation to honor pursuant to the terms of such agreements all employment, severance and termination agreements (including change in control provisions) of the employees of the Company and its Subsidiaries, all of which are disclosed in Section 5.11(a) of the Company Disclosure Schedules. Any bonus compensation required to be paid to any employee of the Company on a pro rata or similar basis as a result of a termination of employment pursuant to any such employment, severance or termination agreements will be paid based upon the actual results of the Company as of the end of the month next preceding the date of termination of such employment. The bonus compensation will be paid within thirty days after the end of such month notwithstanding anything in such agreements to the contrary.

     Pursuant to the terms of an employment agreement dated July 28, 1995 between the Company and Jacques R. Sardas, Chairman, Chief Executive Officer, President and Treasurer of the Company, in the event that Mr. Sardas is terminated by the Company other than for "cause" (as defined in the employment agreement) prior to January 12, 1998, the Company is required to pay Mr. Sardas's base salary and bonus under the terms of the employment agreement. A copy of Mr. Sardas's employment agreement has been filed as Exhibit 10 to the
Schedule 14D-9.

     Pursuant to the terms of an employment agreement dated October 12, 1995 (as interpreted by letter dated October 8, 1996) between the Company and Mark E. Brody, Vice President and Chief Financial Officer of the Company, in the event that Mr. Brody is terminated other than for "cause" (as defined in the employment agreement) or is "constructively terminated" (as hereinafter defined) within one year after the Effective Time, Mr. Brody will be entitled to a lump sum payment equal to two years base salary, any annual bonus payment earned for prior periods but unpaid and the pro rata portion of any annual bonus for the Surviving Company's fiscal year in which he is terminated. Mr. Brody's base salary for fiscal 1997 is $150,000. Mr. Brody also is entitled to annual bonus compensation under the Company's Incentive Bonus Plan equal to a percentage of his base salary ranging from 15% to 45% if certain financial objectives are achieved. In addition, Mr. Brody will be entitled to one year's base salary, any earned but unpaid bonus for previous fiscal years and the pro rata portion of any annual bonus for the Surviving Company's then current fiscal year in the event he is terminated for other than "cause" more than one year after the Effective Time. For purposes of Mr. Brody's employment agreement, "constructive termination" means, among other things, a reduction in Mr. Brody's base salary without the substitution of comparable economic value or a reduction similarly affecting senior management of the Company generally, required relocation outside of the greater Cleveland area or a significant diminution in Mr. Brody's duties and responsibilities. A copy of Mr. Brody's employment agreement has been filed as Exhibit 11 to this Schedule 14D-9.

     With respect to each Eligible Employee (as defined below) who terminates or otherwise loses employment within one (1) year following the Effective Time: (i) medical coverage will be provided by Parent or the Surviving Corporation (A) for the period of time, if any, used in determining the amount of the employee's severance or termination pay but shall cease upon such Eligible Employee's reemployment and (B) on terms (including costs to the participant) not less favorable to the employee as in effect immediately prior to such termination or other loss of employment; and (ii) the duration of medical coverage made available with respect to the employee pursuant to Code Section 4980B and/or ERISA Section 601 et. seq. ("COBRA") after termination of the coverage provided under clause (i) shall be reduced for the period of such coverage under clause (i). The term "Eligible Employee" means: (x) each employee of the Company immediately prior to the Effective Time who receives severance or termination pay as a result of termination or loss of employment during such one-year period; and (y) each person identified on Schedule 5.8(v)(Z) of the Merger Agreement who, immediately prior to the Effective Time, is an employee of a Company Subsidiary who receives severance or termination pay as a result of termination or loss of employment during such one-year period.

     Company Stock Option Plans. Prior to the Effective Time, the Company will take such action as may be necessary so that at the Effective Time, each outstanding option to purchase Shares under the Company's 1990 Stock Option Plan, 1995 Stock Option Plan and the Sardas Options (collectively, the "Company Stock Option Plans"), whether or not then vested or exercisable in accordance with its terms (collectively, the "Options"), will be canceled and entitle the holder thereof, upon surrender to the Company, to receive an amount of cash equal to the product of (x) the amount by which the Merger Consideration exceeds the exercise price per share of the Shares subject to such Option (whether vested or unvested) and (y) the number of Shares issuable pursuant to the unexercised portion of such Option (whether vested or unvested), less any required withholding of taxes (the "Option Consideration"). The surrender of an Option to the Company in exchange for the Option Consideration will be deemed a release of any and all rights the holder had or may have had in respect of such Option. All Company Stock Option Plans and Options will terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its Subsidiaries will be canceled as of the Effective Time. Copies of the Company's 1990 Stock Option Plan and 1995 Stock Option Plan have been filed as Exhibit 6 and Exhibit 7, respectively, to this Schedule 14D-9.

     The estimated cost of purchasing the Options held by Mr. Sardas and Mr. Brody for the Option Consideration is $25,712,652 and $361,250, respectively. The estimated cost of purchasing the Options held by all other officers of the Company and its Subsidiaries for the Option Consideration is $1,993,250.

     Directors' Deferral Plan. The Company has adopted the Sudbury, Inc. Directors' Deferral Plan (the "Deferral Plan") which permits outside directors of the Company to defer, until a specified date or retirement from the Company's Board of Directors, all or any part of their retainer or meeting fees into a cash and/or stock equivalent account established by the Company for their benefit.

     The Company pays interest on compensation deferred into the cash account at a rate based on the rate of interest paid by the Company on its senior revolving credit facility. Compensation deferred to the stock account ("Stock Account") during any calendar quarter is converted into stock equivalent units by dividing the total amount of deferred compensation by the market price, as defined in the Deferral Plan, of the Shares on the last business day of that quarter. At the end of the deferral period, the Company will pay to the director an amount in cash equal to the number of accumulated stock equivalent units multiplied by the market price of the Shares on the last business day of the calendar quarter immediately prior to the day on which the deferral period ends (the "Valuation Date"). A copy of the Deferral Plan has been filed as Exhibit 8 to this Schedule 14D-9.

     The Company will take such action as may be necessary so that as of the Effective Time, pursuant to the Merger Agreement, the Deferral Plan will be terminated and, as soon as practicable after the Effective Time, each participant's "Deferred Account" (as defined under the Deferral Plan) shall be paid to the participant in one lump sum cash payment. For purposes of the preceding sentence, the portion of a participant's "Deferred Account" representing the participant's Stock Account (as defined under the Deferral
Plan) shall be valued on a per share basis using the Merger Consideration.

     The estimated cost to the Company of paying the Deferred Account of each participant in the Deferral Plan who is at present on the Company's Board of Directors is as follows:

                        Cloyd J. Abruzzo................    $  50,342
                        Preston Heller, Jr..............      116,936
                                                              -------
                                                            $ 167,278
                                                              =======

     The estimated benefit received by the Company's non-employee directors based on the amount by which the Merger Consideration exceeds the valuation per share of the Shares in their Stock Account at September 30, 1996, the most recent Valuation Date of the Deferral Plan, is approximately $5,000.

     Additional Information. Certain additional information with respect to executive compensation and related employee benefits and other information concerning the Company's executive officers and directors, as modified by the foregoing discussion set forth in this Item 3(b), is set forth in the Company's Notice of 1996 Annual Meeting of Stockholders and Proxy Statement dated August 23, 1996 (the "1996 Proxy Statement") under the sections titled "Beneficial Ownership of Securities," "Additional Information Concerning the Board of Directors -- Director Compensation" and "Executive Compensation" and is incorporated herein by reference. A copy of the pertinent sections of the 1996 Proxy Statement has been filed as Exhibit 9 to this Schedule 14D-9 and is incorporated herein by reference.

  CERTAIN OTHER MATTERS

     Confidentiality Agreement. The Company delivered certain confidential information to Parent in order to allow Parent to evaluate a proposed business combination with the Company. As a condition to the delivery by the Company of the confidential information, Parent entered into a Confidentiality Agreement (the "Confidentiality Agreement"), dated September 5, 1996, pursuant to which Parent has agreed, among other things, to keep confidential certain non-public confidential or proprietary information of the Company furnished to Parent by or on behalf of the Company. A copy of this Confidentiality Agreement has been filed as Exhibit 4 to this Schedule 14D-9 and is incorporated herein by reference.

     Takeover Proposals. The Merger Agreement provides that the Company, and any of its officers, directors, employees, agents, investment bankers, attorneys, financial advisors or other representatives (collectively, "Company Representatives") may not (i) solicit, initiate or knowingly encourage the submission of, any proposal or offer from any person relating to (x) any direct or indirect acquisition or purchase of more than 20% of either the capital stock of the Company or the consolidated assets of the Company and its Subsidiaries taken as a whole, (y) any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the capital stock of the Company or (z) any merger, consolidation or business combination, involving the Company other than the transactions contemplated by the Merger Agreement (collectively, an "Acquisition Proposal"), (ii) enter into any agreement with respect to any Acquisition Proposal, or (iii) participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to, an Acquisition Proposal; provided, however, that (i) the Company may participate in discussions or negotiations with, and may furnish information concerning the Company and its business, properties and assets to, a Third Party who, without any solicitation by the Company or any Company Representatives after the date of the Merger Agreement, seeks to engage in such discussions or negotiations or requests such information, if (1) the Board of Directors of the Company determines, based on the advice of the Company's outside legal counsel, that failing to engage in such discussion or negotiations or provide such information would reasonably be expected to violate the fiduciary duties of the Board of Directors of the Company to its stockholders,
(2) prior to engaging in discussions or negotiations with, or furnishing information to, such Third Party, the Company shall receive from such Third Party an executed confidentiality agreement in reasonably customary form on terms not more favorable to such Person or entity than the terms contained in the Confidentiality Agreement, and (3) the Acquisition Proposal would result in the holders of the Shares being entitled to receive consideration which, in the aggregate, would be greater than $12.50 per share (collectively, a "Permitted Acquisition Proposal"), and (ii) the Board of Directors of the Company may take and disclose to the Company's stockholders a position with regard to a tender offer or exchange offer contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act and may make such disclosure to the stockholders of the Company as may be required under Applicable Law.

     The Company is required to immediately notify Parent and the Purchaser of any Acquisition Proposal, including the identity of the Third Party making any such Acquisition Proposal and the material terms and conditions of any Acquisition Proposal.

     Notwithstanding anything to the contrary in the Merger Agreement, the Board of Directors of the Company is permitted from time to time to take the following actions in the circumstances described below: (i) to withdraw or modify its approval or recommendation of the Merger Agreement, the Offer or the Merger in a manner adverse to Parent and the Purchaser; or (ii) to approve or recommend or enter into an agreement with respect to a Permitted Acquisition Proposal; if, in each such case, (A) a Permitted Acquisition Proposal is publicly proposed, publicly disclosed or communicated to the Company and (B) the Board of Directors of the Company determines, based on the advice of the Company's outside legal counsel, that such action is required in order to comply with its fiduciary duties to the stockholders of the Company. No action by the Board of Directors of the Company permitted by the preceding sentence (each, a "Permitted Action") constitutes a breach of the Merger Agreement by the Company.

     The Merger Agreement provides that if the Board of Directors of the Company terminates the Merger Agreement pursuant to a Permitted Action, or if Parent terminates the Merger Agreement due to the Company engaging in a Permitted Action, then the Company shall, not later than the Termination Date after the first of such events shall occur, pay Parent a fee of $5 million. If the Company fails to promptly pay such amount, and, in order to obtain such payment, Parent or the Purchaser commences a suit which results in a judgment against the Company for the fee set forth above, the Company shall pay to Parent or the Purchaser its cost and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the fee at the annual rate of interest charged to Parent under its senior credit facility.

     Subject to the applicable provisions of the Delaware General Corporation Law (the "DGCL"), the Merger Agreement may be amended by action taken by the Company, Parent and the Purchaser at any time prior to the Effective Time.

     Fees and Expenses. The Company, Parent and the Purchaser will pay the fees and expenses of its respective counsel, accountants and other experts and all other costs incurred by it in connection with the Merger Agreement and the consummation of the transactions contemplated thereby. The Company has agreed to pay any Transfer Taxes that become payable in connection with the transaction contemplated by the Merger Agreement.

     Supplemental Disclosure. The Company is required to confer on a regular basis with Parent or the Purchaser, report on operational matters and promptly notify Parent or the Purchaser of, and furnish Parent or the Purchaser with, any information it may reasonably request with respect to, any event or condition or the existence of any fact that would cause any of the conditions to Parent's or Purchaser's obligation to consummate the Offer or the Merger not to be completed, and Parent and the Purchaser shall promptly notify the Company of, and furnish the Company any information it may reasonably request with respect to, any event or condition or the existence of any fact that would cause any of the conditions to the Company's obligation to consummate the Merger not to be completed.

     Agreement to Advance Funds. Parent has agreed that, if requested by the Company, it will advance to the Company, immediately prior to the Effective Time, up to $30 million (the "Advance"). The Advance will bear interest at the rate per annum charged to Parent under its senior credit facility. Principal and interest will be due and payable three months after the Advance is made and the Advance will be evidenced by a promissory note that is mutually acceptable to Parent and the Company.

INDEMNIFICATION UNDER DELAWARE LAW, THE COMPANY'S CHARTER,
BY-LAWS AND THE MERGER AGREEMENT

     The Company is a Delaware corporation. Section 145 of the DGCL, provides that a corporation may indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise (an "Indemnified Party"). The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnified person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses that such officer or director actually and reasonably incurred.

     Reference is also made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which a director derived an improper personal benefit.

     The By-laws of the Company provide for the indemnification, to the extent permitted by Section 145 of the DGCL, of directors, officers, employees or agents of the Company against expenses reasonably incurred with respect to civil, criminal, administrative or investigative actions, suits or proceedings. The Company has directors' and officers' liability insurance covering certain liabilities incurred by the officers and directors of the Company in connection with the performance of their duties.

     Article Seventh of the Second Certificate of Incorporation of the Company provides that, to the fullest extent permitted by the DGCL, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of Article Seventh by the stockholders of the Company shall be prospective only and shall not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification.

     The Merger Agreement provides that, after the Effective Time, the surviving corporation in the Merger will maintain the Company's existing directors' and officers' primary liability insurance coverage for a period of four years after the Effective Time, provided that there shall be no obligation to pay annual premiums in excess of two times the annual premium paid prior to the date of the Merger Agreement. If the insurance premium exceeds such amounts, the surviving corporation will obtain as much insurance as can be obtained for the remainder of such period for such amount. The Merger Agreement also provides that, after the Effective Time, Parent and the surviving corporation will indemnify each present and former director and officer of the Company to the fullest extent the Company would have been permitted to do so under the DGCL and requires the Purchaser and the surviving corporation to maintain for six years after the Effective Time provisions in the Company's Certificate of Incorporation and By-laws relating to exculpation and indemnification of directors and officers to the fullest extent permitted under the DGCL.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

          (a) Recommendation of the Board of Directors. The Board of Directors has determined that the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Offer, the Merger and the transactions contemplated thereby, are fair to and in the best interest of the stockholders of the Company. In addition, the Board of Directors has approved the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Offer and the Merger. The Board of Directors recommends that all holders accept the Offer and tender their Shares pursuant to the Offer.

          (b) The Company's Board of Directors and senior management regularly review the current and future state of the Company's strategic position.

     In 1993, the Company and Parent discussed the possible acquisition by Parent of the Company's 35% interest in General Products Delaware Corporation. On a couple of occasions in 1995 and, in January 1996, Parent and the Company met to discuss the two companies and the possibility of a business combination. No specific terms were discussed and no actions were taken following those meetings to pursue a business combination. On September 4, 1996, John Doddridge, chief executive officer of Parent, called Jacques R. Sardas, chief executive officer of the Company after seeing the announcement by Park-Ohio Industries Inc. that it had made a proposal to acquire the Company at $11.00 a share. Parent signed a confidentiality agreement with the Company on September 5, 1996 and commenced due diligence on October 9, 1996. On November 18, 1996, the Company, Parent and the Purchaser entered into the Merger Agreement.

     In reaching its conclusion to approve the Merger Agreement and recommend that holders of Shares tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors, including, without limitation, the following:

             (i) the terms of the Merger Agreement;

             (ii) presentations by management of the Company (at Board meetings held on November 18, 1996, November 13, 1996, November 7, 1996 and at previous Board meetings) regarding the financial condition, results of operations, business and prospects of the Company, including the prospects of the Company if it remained independent;

             (iii) the fact that the Company with the assistance of Alex. Brown & Sons Incorporated ("Alex. Brown") had solicited interest from other parties that the Company believed would have an interest in acquiring the Company;

             (iv) the fact that the proposed structure of the Offer and the Merger involves an immediate cash tender offer for all of the outstanding Shares, thereby enabling the stockholders of the Company to obtain cash for their Shares at the earliest possible time;

             (v) the historical market prices for the Shares, particularly the fact that the $12.50 per Share price in the Offer represents (x) a premium of approximately 25% over the closing price on the NASDAQ/NMS of $10 for the Shares on November 18, 1996, the last trading day prior to the public announcement of the Offer and the Merger, and (y) a premium of 18% over the closing price of $10.625 for the Shares on September 3, 1996, the last full trading day prior to the public announcement by Park-Ohio Industries, Inc. that it had offered to buy the Company at $11 per share;

             (vi) the expected future trading values of the Shares in light of, among other things, the historical trading multiples of other companies in the Company's line of business;

             (vii) the presentation of Alex. Brown to the Board of Directors on November 18, 1996 and the written opinion of Alex. Brown dated November 18, 1996 to the effect that as of such date and based upon and subject to certain matters in such opinion, the cash consideration to be received by holders of Shares (other than Intermet and its affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of Alex. Brown's written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Alex. Brown, is attached hereto as Exhibit 5 and is incorporated herein by reference. Alex. Brown's opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of Shares (other than Intermet and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer. Stockholders are urged to read such opinion carefully in its entirety.

             (viii) the fact that the Offer and the Merger are not conditioned on the availability of financing;

             (ix) the fact that the Merger Agreement, which prohibits the Company, its Subsidiaries or its affiliates from initiating, soliciting or encouraging any potential acquisition proposal, does permit the

        Company to furnish information to and participate in discussions or negotiations with any third party if the conditions described above in
        Item 3(b) under "Certain Other Matters -- Takeover Proposals" are satisfied;

             (x) the fact that if the Board decided to accept an acquisition proposal by a third party, the Board may terminate the Merger Agreement and pay Parent a termination fee of $5 million (as described above in Item 3 under "Certain Other Matters -- Termination Fee"), which the Board did not believe would be a significant deterrent to a higher offer by a third party interested in acquiring the Company; and

             (xi) the regulatory antitrust approval required to consummate the Merger and the prospect of receiving such approval.

     The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained Alex. Brown as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Alex. Brown's engagement, the Company has agreed to pay Alex. Brown for its services an aggregate financial advisory fee based on the total consideration (including liabilities assumed) payable in connection with the Offer and the Merger. The fee payable to Alex. Brown is currently estimated to be approximately $1,492,167. The Company also has agreed to reimburse Alex. Brown for reasonable out-of-pocket expenses, including legal fees and expenses, and to indemnify Alex. Brown and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Alex. Brown's engagement. In the ordinary course of business, Alex. Brown and its affiliates may actively trade the securities of the Company and Intermet for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

          (a) No transactions in shares of the Company Common Stock have been effected during the past sixty (60) days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

          (b) The Company is not aware that any executive officer, director or affiliate presently intends not to tender its unrestricted Shares.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE COMPANY.

          (a) Except as set forth above or in Items 3(b) and 4(b), the Company is not engaged in any negotiation in response to the Offer which relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company;
     (ii) a purchase, sale or transfer of a material amount of assets by the Company or any Subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

          (b) Except as set forth above or in Items 3(b) or 4 above, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

     No appraisal rights are available in connection with the Offer. Stockholders who do not tender their Shares in connection with the Offer and who do not vote in favor of the Merger may exercise dissenters rights under the DGCL, provided, however, that no dissenters rights will be exercisable under the DGCL in the event that in connection with the Offer the Purchaser acquires an amount of Shares equal to or greater than 90% of the issued and outstanding Shares.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.
-----------
Exhibit 1      Letter to Stockholders of the Company dated November 22, 1996.*
Exhibit 2      Press Release issued by Parent dated November 18, 1996.
Exhibit 3      Agreement and Plan of Merger dated as of November 18, 1996, by and among
               Parent, the Purchaser and the Company.
Exhibit 4      Confidentiality Agreement dated September 5, 1996, executed by Parent.
Exhibit 5      Opinion of Alex. Brown & Sons Incorporated dated November 18, 1996.*
Exhibit 6      1990 Sudbury, Inc. Stock Option Plan.
Exhibit 7      1995 Sudbury, Inc. Stock Option Plan.
Exhibit 8      Sudbury, Inc. Directors' Deferral Plan.
Exhibit 9      Pages 2-3 and 6-12 of the Company's Notice of 1996 Annual Meeting of
               Stockholders and Proxy Statement dated August 23, 1996 containing the pertinent sections thereof referred to in Item 3(b) of this Schedule 14d-9.
Exhibit 10     Employment Agreement dated July 28, 1995 between the Company and Jacques R.
               Sardas.
Exhibit 11     Employment Agreement dated October 12, 1995 between the Company and Mark E.
               Brody and accompanying letter of interpretation dated October 8, 1996.

---------------

*Included in copies of the Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 1996

                                            SUDBURY, INC.

                                            By: /s/ Mark E. Brody
                                                ------------------------------
                                                Name: Mark E. Brody
                                                Title: Vice President and
                                                       Chief Financial Officer

                                                                      SCHEDULE 1

                                 SUDBURY, INC.
                       30100 CHAGRIN BOULEVARD, SUITE 203
                             CLEVELAND, OHIO 44124
                             ---------------------

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
           SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
                             ---------------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
             NO PROXIES ARE BEING SOLICITED, AND YOU ARE REQUESTED
                        NOT TO SEND THE COMPANY A PROXY.
                             ---------------------

                                  INTRODUCTION

     General. This Information Statement, which is being mailed on or about November 22, 1996 to holders of record on November 18, 1996 of shares of Common Stock, par value $0.01 per share (the "Shares"), of Sudbury, Inc., a Delaware corporation (the "Company"), is being furnished in connection with the possible election to the Board of Directors of the Company (the "Board of Directors" or the "Board") of persons (the "Designees") designated by Intermet Corporation, a Georgia corporation ("Parent"). Such designation would be made pursuant to an Agreement and Plan of Merger among Parent, I M Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (the "Purchaser"), and the Company, dated November 18, 1996 (the "Merger Agreement"). This information statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this information statement carefully. However, you are not required to take any action.

     The Offer. Pursuant to the Merger Agreement, the Purchaser is offering to purchase all of the outstanding Shares at a price of $12.50 per Share without interest, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 22, 1996, the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Friday, December 20, 1996, unless the Offer is extended. Following the consummation of the Offer, the Purchaser will be merged with and into the Company (the "Surviving Corporation") and each outstanding Share, not owned by Parent or its direct or indirect subsidiaries (or by stockholders who properly exercise dissenters' rights, if any), will be converted into the right to receive $12.50 in cash without interest (the "Merger").

     As of November 7, 1996, 11,417,396 Shares were issued and outstanding, which are the only voting securities of the Company. Each Share issued and outstanding is entitled to one vote per Share on all matters submitted to stockholders. As of November 7, 1996, 4,173,948 Shares have been reserved for issuance pursuant to the Company's stock options and its Participation Certificates.

     Parent's Designees to Board of Directors. The Merger Agreement provides, among other things, that the Company, if requested by Parent, subject to compliance with applicable law and promptly following the purchase by the Purchaser of more than 50 percent of the outstanding Shares pursuant to the Offer, will take all actions necessary to cause persons designated by Parent to become directors of the Company so that the total number of such persons equals that number of directors, rounded up to the next whole number, which represents the product of (x) the total number of directors on the Board of Directors multiplied by (y) the percentage that the number of Shares outstanding at the time of such acceptance for payment bears to the number of Shares outstanding at the time of such acceptance for payment. In furtherance thereof, the Company will increase the size of the Board, or use its reasonable efforts to secure the resignation of directors, or both, as is necessary to permit Parent's designees to be elected to the Company's Board of Directors;

provided, however, that prior to the effective time of the Merger (the "Effective Time"), the Company's Board of Directors shall always have at least three members who are neither officers of Parent nor designees, stockholders or affiliates or Parent. At such time, the Company, if so requested by Parent, will use its reasonable efforts to cause persons designated by Parent to constitute the same percentage of each committee of the Company's Board of Directors, each Board of Directors of subsidiaries of the Company and each committee of each such Board.

     The Company's Board of Directors currently has seven members. If the Purchaser's beneficial ownership of the outstanding Shares pursuant to the Offer exceeds 50 percent, Parent will be entitled to designate at least 4 of the 7 members of the Company's Board of Directors pursuant to the above described provision. Parent expects to designate four persons, Mr. John Doddridge, Ms. Doretha J. Christoph, Mr. C. James Peterson and Mr. James Rydel (collectively, the "Designees") to be elected to the Board of Directors promptly from the date the Purchaser's beneficial ownership of the outstanding Shares exceeds 50 percent pursuant to the Offer (the "Election Date"). See "The Board of Directors and Designees -- The Designees." The Company has advised Parent that it expects four current directors (Preston Heller, Jr., James A. Karman, Alan L. Ockene and David A. Preiser) (collectively, the "Resigning Directors") to submit their resignations from the Board of Directors, effective as of the Election Date, while Jacques R. Sardas, Thomas F. Slater and Cloyd J. Abruzzo would continue to serve on the Board of Directors. See "The Board of Directors and Designees -- The Current Board of Directors." Effective upon the effectiveness of the resignations of the Resigning Directors, the Board of Directors expects to elect the Designees to the Board of Directors to fill the four vacancies created thereby. As a result of the foregoing, on the Election Date, the Board of Directors will consist of the four Designees and Mr. Jacques R. Sardas, Thomas F. Slater and Cloyd J. Abruzzo. The Designees will constitute a majority of the Board of Directors of the Company.

     The purpose of this Information Statement is to provide information concerning the Designees and the Board of Directors. The information contained herein concerning Parent, the Purchaser and the Designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information. The address of Parent is Suite 200, 5445 Corporate Drive, Troy, Michigan 48098.

     No action is required by the stockholders of the Company (the "Stockholders") in connection with the election of the Designees to the Board of Directors. However, Section 14(f) of the Exchange Act requires the mailing to the Stockholders of the information set forth in this Information Statement at least ten days prior to the election of such Designees if such election will result in a change in the majority of the Company's directors.

                     THE BOARD OF DIRECTORS OF THE COMPANY

THE DESIGNEES

     The following table sets forth the name, business address, position with Parent or the Purchaser, age, service as a director of other corporations, principal occupation or employment at the present time and during the last five years and the name, principal business or other organization in which such occupation or employment is or was conducted, of the Designees. Each person listed below is of United States citizenship and, unless otherwise specified, has his/her principal business address at the offices of Parent, Suite 200, 5445 Corporate Drive, Troy, Michigan, 48098.

                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; ADDRESS
        NAME           AGE                    AND FIVE YEAR EMPLOYMENT HISTORY
---------------------  ---   -------------------------------------------------------------------
  John Doddridge       56    Mr. Doddridge became Chairman of the Board and Chief Executive
                             Officer in October 1994 and became President in February 1995. Mr.
                             Doddridge was Vice Chairman and Chief Executive Officer of Magna
                             International, Inc., a supplier of motor vehicle parts, from
                             November 1992 until November 1994, where he also served as a director. From mid-1989 to 1992 he served as President of North
                             American Operations of Dana Corporation, a motor vehicle parts manufacturer, and prior to mid-1989 he served as President of
                             Hayes-Dana Inc., a subsidiary of Dana Corporation. Mr. Doddridge serves as a director of Detroit Diesel Corporation and The Standard
                             Products Co.

Doretha J. Christoph   47    Ms. Christoph became Vice President -- Finance in June 1995. Prior to that time she served as Vice President and Director of Finance and Information Technology of LNP Engineering Plastics, a worldwide supplier of engineered plastics across all markets and a subsidiary of Kawasaki Steel Corporation from November 1991 until May 1995.
                             From 1989 to 1991, she served as Director of Finance for the
                             Engineering Plastics Americas operation of ICI plc.

                             Ms. Christoph is a Vice President and Secretary of Purchaser and
                             serves as a director.

C. James Peterson      49    Mr. Peterson became Vice President -- Foundry Operations in
                             February 1995. He served as Director of Manufacturing of Intermet
                             Foundries, Inc. from 1993 to 1995. Prior to that time he served as
                             General Manager of Columbus Foundries, Inc.

James W. Rydel         52    Mr. Rydel has served as Vice President -- Administration and
                             Secretary since February 1995. He served as Vice President -- Human
                             Resources of Parent from 1991 until February 1995. He served as
                             Director of Compensation and Benefits of Parent from 1986 until
                             1990, when he became Director of Human Resources of Parent.

                             Mr. Rydel is the President of Purchaser and serves as a director.

     To the knowledge of the Company, none of the Designees beneficially owns any equity securities of the Company, except to the extent they may be deemed to beneficially own the Shares beneficially owned by the Parent and its affiliates. Except as set forth in the Offer to Purchase neither the Purchaser nor Parent, nor, to their knowledge, any of the persons listed in Schedule A thereto nor any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any equity securities of the Company. Neither the Purchaser nor Parent, nor, to their knowledge, any of the persons or entities referred to above, nor any director, executive officer or subsidiary of any of the foregoing, has effected any transaction in such equity securities during the past 60 days.

     Except as set forth in Section 10 to the Offer to Purchase neither the Purchaser nor Parent, nor, to their knowledge, any of the persons listed in Schedule A thereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as set forth in
Section 10 to the Offer to Purchase, there have been no contacts, negotiations or transactions since June 1, 1993 between Parent or the Purchaser, or, to the best of their knowledge, any of the persons listed in Schedule A hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets.

Except as described in Section 10 of the Offer to Purchase, neither the Purchaser nor Parent, nor, to the best of their knowledge, any of the persons listed in Schedule A thereto, has since June 1, 1993 had any transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the Commission applicable to the Offer.

     During the last five years, neither Parent or the Purchaser, nor, to the best of Parent's knowledge, any of the directors or executive officers of Parent or the Purchaser has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

CURRENT BOARD OF DIRECTORS.

     Information with respect to the current members of the Board of Directors of the Company is set forth below. The Company's By-laws, as amended, provide that the number of directors of the Company shall number up to seven persons. The Board of Directors has set the number of directors at seven and the following seven directors have been elected to serve until the 1997 Annual Meeting of Stockholders and until their successors are elected and qualified:
Cloyd J. Abruzzo, Preston Heller, Jr., James A. Karman, Alan L. Ockene, David A. Preiser, Jacques R. Sardas and Thomas F. Slater.

     The age, present principal occupation or employment and the material occupations, positions, offices or employment for the past five years, and beneficial ownership of Shares of each director are set forth below. The business address of each such person is 30100 Chagrin Boulevard, Suite 203, Cleveland, Ohio 44124. Each such person is a citizen of the United States.

     Unless otherwise indicated in the footnotes below, the directors have sole voting and investment power over the shares of Common Stock listed in the table below under "Shares of Common stock Beneficially Owned on October 31, 1996." The asterisk opposite the names of certain persons under the column "Percent of Class" in the table below indicates that the number of shares of Common Stock owned by each such person does not exceed 1% of the total number of shares of Common Stock outstanding on such date.

                                                                              BENEFICIALLY
                               PRESENT PRINCIPAL OCCUPATION OR MATERIAL       OWNED AS OF
                                              POSITIONS                     OCTOBER 31, 1996     PERCENT
        NAME          AGE          HELD DURING THE PAST FIVE YEARS          NUMBER OF SHARES     OF CLASS
--------------------  ---   ----------------------------------------------  ----------------     --------
Cloyd J. Abruzzo      46    Mr. Abruzzo became a Director of the Company           15,000(a)          *
                            in September 1992. Since July 1993, Mr.
                            Abruzzo has been President of Stoneridge,
                            Inc., a group of companies whose principal
                            activities include the design and manufacture
                            of power and signal distribution systems and
                            electro-mechanical and electronic components
                            for the automotive and transportation
                            industries. Before being elected President,
                            Mr. Abruzzo served, since 1984, as the Vice
                            President and Chief Financial Officer of
                            Stoneridge. Mr. Abruzzo also serves on the
                            Board of Directors of Second National Bank of
                            Warren, a financial services company.

                                                                              BENEFICIALLY
                               PRESENT PRINCIPAL OCCUPATION OR MATERIAL       OWNED AS OF
                                              POSITIONS                     OCTOBER 31, 1996     PERCENT
        NAME          AGE          HELD DURING THE PAST FIVE YEARS          NUMBER OF SHARES     OF CLASS
--------------------  ---   ----------------------------------------------  ----------------     --------
Preston Heller, Jr.   67    Mr. Heller became a Director of the Company in          5,000(a)          *
                            September 1993. Since 1966, Mr. Heller has
                            been affiliated with Pioneer-Standard
                            Electronics, Inc., an industrial distributor
                            of electronic components, computer and
                            peripheral systems products. Mr. Heller, who
                            currently serves as a Director of
                            Pioneer-Standard, held positions with that
                            company of Chairman, 1983 through March 1996,
                            and Chief Executive Officer, 1983 through
                            March 1995. Mr. Heller also serves on the
                            Board of Directors of National City Bank, a
                            financial services company.
James A. Karman       59    Mr. Karman became a Director of the Company in          1,000(a)          *
                            October 1993. Since 1978, Mr. Karman has
                            served as President and Chief Operating
                            Officer, and since 1963, as a member of the
                            Board of Directors of RPM, Inc., a worldwide
                            producer of specialty chemicals, coatings and
                            sealants for industrial and consumer markets.
                            Mr. Karman also serves as a Director on the
                            Boards of McDonald & Company Securities, Inc.,
                            a regional investment banking company, Shiloh
                            Industries, Inc., a supplier of steel blanks,
                            stampings and processed steel to automotive,
                            appliance and other industrial manufacturers
                            and A. Schulman, an international supplier and
                            distributor of plastic compounds and
                            materials.
Alan L. Ockene        65    Mr. Ockene became a Director of the Company in              0(a)          *
                            August 1996. From 1991 until his retirement in
                            1994, Mr. Ockene served as President and Chief
                            Executive Officer of General Tire, Inc., a
                            world-wide manufacturer and distributor of
                            tires, as well as a member of the Executive
                            Board of Directors of Continental AG, parent
                            company of General Tire. Prior to joining
                            General Tire, Mr. Ockene was affiliated for 17
                            years with Goodyear Tire and Rubber Company,
                            which develops and sells tires domestically
                            and abroad, serving that company in many
                            capacities including Vice President, Goodyear
                            Aerospace, in the area of acquisitions and
                            divestitures, Vice President, Latin America
                            and Vice President, Europe and Africa. Mr.
                            Ockene currently serves as a Director on the
                            Boards of A. Schulman and Ameron International
                            Corporation, a producer of fiberglass,
                            concrete and steel pipe systems, and
                            high-performance coatings for the building,
                            construction and industrial markets.

                                                                              BENEFICIALLY
                               PRESENT PRINCIPAL OCCUPATION OR MATERIAL       OWNED AS OF
                                              POSITIONS                     OCTOBER 31, 1996     PERCENT
        NAME          AGE          HELD DURING THE PAST FIVE YEARS          NUMBER OF SHARES     OF CLASS
--------------------  ---   ----------------------------------------------  ----------------     --------
David A. Preiser      39    Mr. Preiser became a Director of the Company                0(a)          *
                            in September 1992. Since 1990, Mr. Preiser has
                            been affiliated with Houlihan, Lokey, Howard &
                            Zukin, a financial advisory and investment
                            banking firm specializing in financial
                            restructuring. Mr. Preiser currently holds the
                            position of Managing Director of that firm.
                            Mr. Preiser also serves as a Director on the
                            Boards of NVR, Inc., a home-building firm and
                            Jos. A Bank Clothiers, Inc., specializing in
                            men's and women's retail clothing.
Jacques R. Sardas     66    Mr. Sardas became a Director, and the               2,345,406(a)(b)    17.2%
                            President and Chief Executive Officer of the
                            Company in January 1992. He was elected
                            Chairman of the Board of Directors and
                            Treasurer in January 1993. Mr. Sardas was
                            affiliated for 34 years with Goodyear Tire and
                            Rubber Company, serving that company in many
                            capacities including as a member of its Board
                            of Directors, Executive Vice President of the
                            company, President of Goodyear International,
                            President of North American Operations, and
                            President and Chief Operating
                            Officer -- Tires.
Thomas F. Slater      52    Mr. Slater became a Director of the Company in         40,000(a)          *
                            December 1992. Since 1979, Mr. Slater has been
                            President and Chief Executive Officer of
                            Actron Manufacturing Company, which designs,
                            manufactures and markets automotive testing
                            equipment. Mr. Slater serves as a Director on
                            the Boards of Oatey Company, a maker of
                            specialty plumbing and automotive repair
                            hardware and MJM Industries, Inc., a
                            manufacturer of specialty electrical
                            connectors.
Directors and                                                                   2,437,718(a)       17.8%
  Executive Officers
  as a Group
  (8 persons)

---------------
(a) Information concerning beneficial ownership of Shares is based in part on information provided by each director.

(b) Includes 807 Shares held by the Sudbury Savings and Profit Sharing Plan as of May 31, 1996 for the account of Mr. Sardas and shares Mr. Sardas is deemed to own by virtue of currently exercisable options to purchase 2,235,329 shares. See also -- "CEO Employment Arrangements".

                          ADDITIONAL INFORMATION CONCERNING
                               THE BOARD OF DIRECTORS

     Committees and Meetings

     The Company's Board of Directors held seven regularly scheduled meetings during the fiscal year ended May 31, 1996. The Board has designated several standing Committees described below. Attendance by directors at meetings of the Board and Committees on which they served averaged over 95%. All directors attended 75% or more of these meetings.

     The Audit Committee. The function of the Audit Committee is to provide assistance in fulfilling the Company's responsibility to stockholders, potential stockholders and the investment community in matters relating to corporate accounting, reporting practices of the Company and the quality and integrity of the financial reports of the Company. The members of the Audit Committee are all non-employee directors: Cloyd J. Abruzzo, Chairman, James A. Karman and David A. Preiser. The members held three meetings and consulted informally on other occasions during fiscal 1996.

     The Compensation Committee. The functions of the Compensation Committee are to provide guidance and approval for all executive compensation and benefit programs, as well as to designate those employees of the Company who will receive grants of stock options under the Company's stock option plan. The members of the Compensation Committee are all non-employee directors: Thomas F. Slater, Chairman, Cloyd J. Abruzzo, and Preston Heller, Jr. The Compensation Committee held five meetings and consulted informally on other occasions during fiscal 1996.

     The Nominating Committee. The function of the Nominating Committee is the selection and nomination of candidates to fill vacancies on the Board as they occur and to recommend to the Board a slate of nominees for election as directors at the Company's Annual Meeting of Stockholders. The Nominating Committee will consider nominations received by security holders in accordance with procedures to be determined upon any such recommendation. The members of the Nominating Committee are all non-employee directors: Preston Heller, Jr., Chairman, James A. Karman, David A. Preiser and Thomas F. Slater. The members held one meeting and consulted informally on other occasions during fiscal 1996.

DIRECTOR COMPENSATION

     Employee directors receive no additional compensation for service on the Board of Directors. A director who is not an employee of the Company receives an annual cash retainer of $20,000 payable in four quarterly installments. Additionally, non-employee directors receive $1,200 for each Board meeting attended in person, $600 for participating in formal telephonic meetings of the Board and reimbursement of expenses incident to their service. Directors who undertake special consulting projects on behalf of the Company or its Board of Directors are entitled to receive remuneration for their services at a per diem rate of $1,000. A total of $33,250 was paid for services rendered pursuant to such consulting projects in fiscal 1996.

     In 1994 the Board of Directors adopted the Sudbury, Inc. Directors' Deferral Plan (the "Plan") for the benefit of non-employee directors. Pursuant to the Plan, outside directors may elect to defer, until a specified date or retirement from the Board, all or any part of their retainer or meeting fees into a cash and/or stock equivalent account established by the Company for their benefit.

     The Company pays interest on compensation deferred into the cash account at a rate based on the rate of interest paid by the Company on its senior revolving credit facility. The interest rate currently paid is 8.5% per year. Compensation deferred to the stock account during any calendar quarter is converted into stock equivalent units by dividing the total amount of deferred compensation by the market price, as defined in the Plan, of the Company's Common Stock on the last business day of that quarter. At the end of the deferred period, the Company will pay to the director an amount in cash equal to the number of accumulated stock equivalent units multiplied by the market price of the Company's Common Stock on the last business day of the calendar quarter immediately prior to the day on which the deferral period ends.

     Deferred amounts and accrued interest may be paid in a lump sum or installments commencing upon a date specified by the director or the director's retirement from the Board. Pursuant to the Merger Agreement, the Company will take such actions as may be necessary such that as of the Effective Time, the Plan shall be terminated and, as soon as practicable after the Effective Time, each participant's "Deferred Account" (as defined in the Plan) will be paid to the participant in one lump sum cash payment.

                               EXECUTIVE OFFICERS

The names, ages, present principal occupation or employment and the material occupations, positions, offices or employments for the past five years of each of the current executive officers of the Company are set forth or referenced below. The business address of each such person is 30100 Chagrin Boulevard, Suite 203, Cleveland, Ohio 44124. Unless otherwise indicated, each such person has held the principal occupation listed below his name for at least five years. Each such person is a citizen of the United States. The asterisk opposite the name of an Executive Officer indicates that the number of shares of Common Stock owned by such person does not exceed 1% of the total number of shares of Common Stock outstanding on such date.

                                                                                AMOUNT AND
                                                                                NATURE OF
                           PRESENT PRINCIPAL OCCUPATION OR MATERIAL POSITIONS   BENEFICIAL   PERCENT
       NAME          AGE             HELD DURING THE PAST FIVE YEARS            OWNERSHIP    OF CLASS
-------------------  ---   ---------------------------------------------------  ----------   --------
Jacques R. Sardas    66    Mr. Sardas became a Director, and the President and  2,345,406      17.2%
                           Chief Executive Officer of the Company in January
                           1992. He was elected Chairman of the Board of
                           Directors and Treasurer in January 1993. Mr. Sardas
                           was affiliated for 34 years with Goodyear Tire and
                           Rubber Company, serving that company in many
                           capacities including as a member of its Board of
                           Directors, Executive Vice President of the company,
                           President of Goodyear International, President of
                           North American Operations, and President and Chief
                           Operating Officer -- Tires.
Mark E. Brody        35    Vice President and Chief Financial Officer since         1,312      *
                           October 1994; Vice President of Finance (October
                           1992 -- October 1994); Controller (September
                           1991 -- October 1994); Assistant Controller (April
                           1989 -- September 1991)

     Pursuant to the Merger Agreement, the officers of the Company immediately prior to the Effective Time shall remain the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly qualified as the case may be.

                             EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE REPORT ON EXECUTIVE MANAGEMENT COMPENSATION

     In accordance with its charter and pursuant to authority granted by the Board, the Compensation Committee of the Board of Directors (the "Committee") is responsible for approving the Company's cash and non-cash compensation for its executive officers and making recommendations to the Board of Directors with respect to the establishment of the Company's executive compensation plans and programs. The Committee also administers the Company's stock option plans. The Committee is composed exclusively of independent, non-employee directors (Thomas
F. Slater, Chairman, Cloyd J. Abruzzo, Jerry A. Cooper, who resigned as a member of the Company's Board of Directors on August 15, 1996, and Preston Heller, Jr.) who are not eligible to participate in any of the Company's executive compensation programs. No member of the Compensation Committee has interlocking relationships with third parties which might be considered conflicts of interest.

     The Company's executive compensation program is designed to provide (i) fair compensation to executives based on their responsibilities and their achievements of annually established goals and (ii) incentives which develop a sense of Company ownership and commitment to attaining long-term profitable operations of the Company's business. The Committee believes that its policies are best implemented by providing compensation comprised of separate components, all of which are designed to motivate executive performance. These components are: base salary, short-term incentive compensation (bonus) and long-term incentive compensation (stock options).

     The information below is provided with respect to the compensation of the Company's executive officers including the Chief Executive Officer and the Vice President and Chief Financial Officer, the only executive officers of the Company designated as "named executive officers" in the Summary Compensation Table.

     CEO Compensation. In July 1995, the Company and Mr. Jacques R. Sardas, Chairman, President and Chief Executive Officer of the Company, entered into an employment agreement (the "1996 Employment Agreement") which extended the term of Mr. Sardas' employment through January 1998 upon the expiration of his 1992 employment agreement with the Company (the "1992 Employment Agreement").

     Pursuant to the terms of the 1996 Employment Agreement, which became effective January 13, 1996, Mr. Sardas continues as the Company's Chairman and Chief Executive Officer until such time as the Board of Directors selects a new Chief Executive Officer. Upon the selection of a new Chief Executive Officer, Mr. Sardas will continue as Chairman of the Company's Board of Directors through the expiration of the 1996 Employment Agreement on January 12, 1998. Mr. Sardas' base salary is $500,000 per annum for the longer of the first year of the 1996 Employment Agreement or until such time as a new Chief Executive Officer of the Company is selected. At such time as a new Chief Executive Officer is selected (but not before January 13, 1997) Mr. Sardas' base salary will be reduced to $250,000 per annum.

     Under the terms of the 1996 Employment Agreement, the Board of Directors, upon recommendation of the Committee, established a target bonus under the Company's Incentive Bonus Plan ("Bonus Plan") tied directly to the Company's achievement of specific financial objectives. The financial objectives set were based on minimum and maximum target levels relating to the Company's return on equity. Under the Bonus Plan and consistent with the 1996 Employment Agreement, Mr. Sardas was entitled to bonus compensation equal to a percentage of his base salary ranging from 20% to 60% if the financial objectives were achieved. However, no awards would be paid if the specified minimum target levels were not met. All such awards require Committee approval and are submitted by the Committee to the Board of Directors for the Board's final approval.

     Additionally, the terms of the 1992 Employment Agreement included a bonus payable to Mr. Sardas at the expiration of the agreement in January 1996. The bonus amount was equal to 5% of the net fair value of the Company in excess of $35,000,000 based on an appraisal completed by an independent investment banking firm. The total of such bonus paid to Mr. Sardas in January 1996 was $7,250,000.

     Base Salary: In setting the annual salary of Mr. Brody, the Company's Vice President and Chief Financial Officer and the Company's other executive officers, the Committee reviewed the salaries recommended by the Chief Executive Officer. The Committee formally recommended to the Board of Directors, for its final approval, the appropriate level of cash compensation for fiscal year 1996. Cash compensation levels were determined upon subjective consideration of scopes of responsibility and comparison with industry pay practices. In making the determination, such factors were accorded equal relative importance.

     Annual Incentive Bonus: Executive officers, including Mr. Brody, are also eligible to earn an annual cash incentive bonus under the Bonus Plan. The amount of each bonus for fiscal 1996 was determined as a fixed percentage of each executive officer's base salary ranging from a minimum of 15% up to a maximum of 45%. The determination of such bonus percentage for each executive officer for fiscal 1996 was based upon the Committee's subjective determination of each individual's level of responsibility and accountability.

     The annual incentive bonus is tied directly to the Company's achievement of specific financial objectives. Each year, usually at its August meeting, the Committee sets minimum and maximum target levels relating to the Company's return on equity. No awards are paid if the specified minimum target is not met. All awards require Committee approval and are submitted by the Committee to the Board of Directors for the Board's final approval.

     At the close of fiscal year 1996, the Company had achieved the target levels established at the beginning of fiscal 1996. Accordingly, the Committee made incentive compensation awards to the participating executives based on the factors described above.

     Stock Options: The ability to grant options under the Sudbury, Inc. 1990 Stock Option Plan terminated on June 22, 1995. The Sudbury, Inc. 1995 Stock Option Plan was adopted by the Board of Directors on June 22, 1995 and by the Company's stockholders on September 28, 1995. Under the Company's 1995 Stock Option Plan, 215,000 were awarded to named executive officers during fiscal 1996.

     The Merger Agreement also provides that each holder of an outstanding option to purchase Shares (an "Option") granted under any employee stock option plan of the Company, whether or not exercisable, shall be entitled to receive at or after the Effective Time, an amount in cash in cancellation of such Option equal to the difference between the Merger Consideration and the exercise price per Share of such Option multiplied by the number of Shares subject to such Option.

     Compliance with Section 162(m) of the Internal Revenue Code: Section 162(m) of the Internal Revenue Code enacted in 1993 generally disallows a tax deduction to a public corporation for compensation in excess of $1,000,000 paid to a corporation's chief executive officer and four other most highly compensated executive officers. Qualifying performance-based compensation will not be subject to the limitations provided if certain requirements are met. The Committee and the Board of Directors currently intend to structure the compensation of its executive officers in a manner that is intended to ensure that the Company does not lose any tax deductions because of the $1,000,000 compensation limit. However, there can be no assurance that the various incentive and performance-related elements of the Company's compensation arrangements with its five highest paid executive officers will, in fact, qualify under Section 162(m) of the Internal Revenue Code as performance-based compensation excluded from such limitations.

CEO EMPLOYMENT ARRANGEMENTS

     1996 Employment Agreement. In July 1995, the Company and Mr. Sardas entered into the 1996 Employment Agreement which extended Mr. Sardas' employment for two years beyond the expiration of the 1992 Employment Agreement through January 1998. The terms of Mr. Sardas' salary and bonus compensation arrangements pursuant to the 1996 Employment Agreement are detailed above in the section entitled "Compensation Committee Report on Executive Management
Compensation -- CEO Compensation."

     In connection with the 1992 Employment Agreement, confirmed as part of the Company's Plan of Reorganization, Mr. Sardas was granted 1,764,706 stock options under a 1992 stock option agreement ("1992 Stock Options"). Under the 1996 Employment Agreement, Mr. Sardas has the right to sell to the Company the Common Stock underlying the 1992 Stock Options (the "Option Stock") in five separate approximately semi-annual installments commencing February 7, 1996 and continuing through January 13, 1998. The purchase price for the Option Stock is the per share fair market value on the purchase date based on the quoted price on the principal stock exchange on which the Company's Common Stock is traded ("Fair Market Value"). Mr. Sardas generally may delay his right to sell any installment of the Option Stock until the next succeeding purchase date. If at that next succeeding purchase date Mr. Sardas does not tender such shares of Option Stock, the Company will have no further repurchase obligation for such shares.

     Under the terms of the 1996 Employment Agreement, if Mr. Sardas' employment is terminated other than for cause, or due to Mr. Sardas' death or disability, the Company is obligated to pay to Mr. Sardas or his estate, at Mr. Sardas' or his estate's election at that time or at the next installment purchase date, the Fair Market Value of the Option Stock. Alternatively, in such event, if Mr. Sardas does not exercise such election, he or his estate or representative will maintain the right to sell the Option Stock in installments as noted above. If the 1996 Employment Agreement is terminated by the Company for cause, then the Company has the right to purchase the Option Stock for the Fair Market Value thereof subject to Mr. Sardas' right to decline to tender such shares. In the event he declines to tender such shares, the Company's obligation to purchase the Option Stock will terminate. Mr. Sardas has not exercised his right to sell his Option Stock subject to the February 7, 1996 installment; therefore, the Company's obligation with respect to such purchase has terminated.

     Pursuant to the 1996 Employment Agreement, the Company granted to Mr. Sardas under the Company's 1995 Stock Option Plan, options to purchase 200,000 shares of Common Stock. Such options were granted at an exercise price of $7.625, the market price on the date of grant and expire on July 28, 2000. On January 13, 1996, 100,000 of such options vested and the remainder will vest on January 13, 1997; provided that such vesting will accelerate pursuant to the terms of such option, upon completion of the Offer.

     Other Arrangements. In July 1994, the Company entered into a settlement agreement with Mr. Sardas providing that under the terms of the 1992 Employment Agreement and related stock option agreement, Mr. Sardas was entitled to certain anti-dilution protection arising from the issuance of Participation Certificates under the Company's Plan of Reorganization. Under the settlement agreement, Mr. Sardas was issued options evidencing his right to purchase, in the aggregate, 479,893 shares of Common Stock which amount is equivalent to 15% of the total of the (i) underlying shares of Common Stock reserved for issuance under the Participation Certificates and (ii) the options issued under the settlement agreement. Mr. Sardas was issued options, to purchase 109,270 shares of Common Stock, having an exercise price per share of $3.17 which were exercised by Mr. Sardas on July 17, 1996. He was also issued options which are currently exercisable to purchase 115,021 shares of Common Stock, having an exercise price per share of $5.69 and expiring September 1, 1999 and 255,602 shares of Common Stock, having an exercise price per share of $5.015, and which expire on September 1, 2002.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL AND TERMINATION OF EMPLOYMENT ARRANGEMENTS

     Mr. Brody, the Company's Vice President and Chief Financial Officer is a party to an employment agreement with the Company. The agreement provides that employment shall be at will. However, if Mr. Brody is terminated by the Company (or its successor) without cause or if Mr. Brody is subject to constructive termination (i.e., a reduction in compensation, a diminution in job responsibilities, or a required relocation outside of the greater Cleveland area) within one year after a change of control of the Company, Mr. Brody will be entitled to twenty-four months' severance compensation. Mr. Brody's agreement also provides him, under certain circumstances, with twelve months' severance compensation in the event that his employment is terminated by the Company other than in the event of a change in control.

     As provided in the Merger Agreement, the Surviving Corporation will honor such agreement, pursuant to its terms (including change in control provisions).

                           SUMMARY COMPENSATION TABLE

     The following table provides a summary of annual and long-term compensation during the last three fiscal years for the Chief Executive Officer and all other executive officers of the Company whose annual salary exceeded $100,000 (hereinafter, referred to collectively as the "named executive officers").

                                                                                  LONG-TERM COMPENSATION
                                                                                 -------------------------
                                                                                   AWARDS
                                                                                 ----------
                                                     ANNUAL COMPENSATION(A)      SECURITIES      PAYOUTS
                                                  ----------------------------   UNDERLYING     ----------
                    NAME AND                      FISCAL                          OPTIONS/         LTIP         ALL OTHER
               PRINCIPAL POSITION                  YEAR     SALARY     BONUS      SARS(B)       PAYOUTS($)     COMPENSATION
------------------------------------------------  ------   --------   --------   ----------     ----------     ------------
Jacques R. Sardas...............................   1996    $424,975   $176,869     200,000      $7,250,000(d)       (e)
  Chairman, Chief                                  1995    $369,720   $184,860     479,893(c)          -0-          (e)
  Executive Officer,                               1994    $369,720   $184,860         -0-             -0-          (e)
  President and Treasurer
Mark E. Brody...................................   1996    $136,083   $ 43,608      15,000             -0-          (e)
  Vice President/                                  1995    $115,000   $ 51,750         -0-             -0-          (e)
  Chief Financial                                  1994    $100,000   $ 45,000         -0-             -0-          (e)
  Officer

---------------

(a) Includes amounts earned in the specified fiscal year, whether or not received during such fiscal year.

(b) The Company has not granted any restricted stock or stock appreciation rights.

(c) Granted pursuant to an agreement between the Company and Mr. Sardas. See also -- "CEO Employment Arrangements."

(d) Bonus paid pursuant to Mr. Sardas' 1992 employment agreement with the Company. See also "Compensation Committee Report on Executive Compensation" and "CEO Employment Arrangements."

(e) The aggregate amount of all other compensation was less than the lesser of $50,000 or 10% of the annual salary and bonus reported for the named executive officers.

OPTION GRANTS AND OPTION EXERCISE

     The following table shows all options granted to any of the named executive officers in fiscal 1996 and the potential value at stock price appreciation rates of 5% and 10%, over the term of the options. The 5% and 10% rates of appreciation are required to be disclosed by the Commission and are not intended to forecast possible future actual appreciation, if any, in the Company's stock prices.

                                  INDIVIDUAL GRANTS                                                      POTENTIAL REALIZABLE
-------------------------------------------------------------------------------------                      VALUE AT ASSUMED
                        NUMBER OF       PERCENT OF TOTAL                                                 ANNUAL RATES OF STOCK
                        SECURITIES        OPTIONS/SARS                        MARKET                       APPRECIATION FOR
                        UNDERLYING         GRANTED TO        EXERCISE OR     PRICE ON                         OPTION TERM
                       OPTIONS/SARS       EMPLOYEES IN       BASE PRICE      DATE OF      EXPIRATION     ---------------------
        NAMES           GRANTED(#)        FISCAL YEAR          ($/SH)         GRANT          DATE           5%          10%
---------------------  ------------     ----------------     -----------     --------     ----------     --------     --------
Jacques R. Sardas....     200,000(a)          76.9%            $ 7.625        $7.625        7-27-00      $421,329     $931,028
Mark E. Brody........      15,000(b)           5.8%            $  8.25        $ 8.25        1-08-06      $ 77,826     $197,226

(a) Non-qualified stock options granted pursuant to the Sudbury, Inc. 1995 Stock Option Plan (the "Plan"). 100,000 options granted on July 28, 1995 became exercisable on January 13, 1996 and the remaining 100,000 will become exercisable on January 13, 1997; provided that such vesting will accelerate pursuant to the terms of such option, upon completion of the Offer.

(b) Non-qualified stock options granted pursuant to the Plan on January 8, 1996 become exercisable in three equal installments on January 8, 1997, January 8, 1998 and January 8, 1999; provided that such vesting will accelerate pursuant to the terms of such option, upon completion of the Offer.

AGGREGATED OPTION/SAR EXERCISES IN FISCAL YEAR 1996
  AND FISCAL YEAR END OPTION/SAR VALUES

     The following table sets forth information for all exercises of stock options by each of the named executive officers and the number and value of unexercised in-the-money options at May 31, 1996. The actual amount, if any, realized upon exercise of stock options will depend upon the amount by which the market price of the Company's Common Stock on the date of exercise exceeds the exercise price. There is no assurance that the values of unexercised in-the-money stock options reflected in this table will be realized.

                                                                                                     VALUE OF SECURITIES
                                                                  NUMBER OF SECURITIES                   UNDERLYING
                                                                 UNDERLYING UNEXERCISED           UNEXERCISED IN-THE-MONEY
                                                                 OPTIONS/SARS AT FISCAL                OPTIONS/SARS AT
                                SHARES                                YEAR END (#)                       FY-END ($)
                              ACQUIRED ON        VALUE        -----------------------------     -----------------------------
            NAME              EXERCISE(#)     REALIZED($)     EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
----------------------------  -----------     -----------     -----------     -------------     -----------     -------------
Jacques R. Sardas...........      -0-             -0-          2,235,329         100,000        $18,164,001       $ 137,500
Mark E. Brody...............      -0-             -0-             30,000          15,000        $   157,500       $  11,250

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth as of September 30, 1996 (i) the name of each person known to the Company, based upon filings made by such persons with the Commission or information provided by such persons to the Company, to be the beneficial owner of more than five percent of the outstanding shares of

Common Stock, (ii) the total number of shares of Common Stock beneficially owned by such person and (iii) the percentage of the outstanding shares of Common Stock so owned.

                  NAME AND ADDRESS OF                    AMOUNT AND NATURE OF
                   BENEFICIAL OWNER                      BENEFICIAL OWNERSHIP         PERCENT OF CLASS
-------------------------------------------------------  --------------------         ----------------
Pioneering Management Corporation......................          905,000(a)                  7.9%
  60 State Street
  Boston, MA 02109
T. Rowe Price Associates, Inc. ........................          891,000(b)                  7.8%
  100 E. Pratt Street
  Baltimore, MD 21202
Jacques R. Sardas, ....................................        2,345,406(c)(d)              17.2%
  Chairman, Chief Executive Officer, Director
  Sudbury, Inc.
  30100 Chagrin Blvd., Suite 203
  Cleveland, OH 44124

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(a) Based on information contained in a report on Schedule 13G dated September
    30, 1996 and filed with the Commission by Pioneering Management Corporation, a registered investment advisor.

(b) In a report on Schedule 13G dated February 14, 1996 and filed with the Commission, T. Rowe Price Associates, Inc., a registered investment advisor, reported sole power to dispose of 891,000 shares and sole voting power over 60,000 shares.

(c) Information concerning beneficial ownership of shares is based in part on information provided by each executive officer and director.

(d) Includes 807 shares held by the Sudbury Savings and Profit Sharing Plan as of May 31, 1996 for the account of Mr. Sardas and shares Mr. Sardas is deemed to own by virtue of currently exercisable options to purchase 2,235,329 shares. See also --"CEO Employment Arrangements".

                                 OTHER MATTERS

     Compliance with Section 16(a) of the Exchange Act. Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and person who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Commission. Directors, executive officers and greater than ten percent beneficial owners are required by the Commission regulation to furnish the Company with copies of all Section 16(a) forms that they file. Based solely on a review of the copies of such forms received by the Company and/or written representations from certain reporting persons, the Company believes that during the period June 1, 1995 to May 31, 1996, all filing requirements applicable to its directors, executive officers and greater than ten percent beneficial owners were complied with.

                             AVAILABLE INFORMATION

     The Company is subject to the informational filing requirements of the Exchange Act and in accordance therewith is required to file periodic reports, proxy statements and other information with the Commission under the Exchange Act relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interests of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20449, and should also be available for inspection and copying at the regional offices of the Commission located in Room 1204, Everett McKinley Dirksen Building, 219 South Dearborn

Street, Chicago, Illinois 60604; and Room 1102, Jacob K. Javits Federal Building, 26 Federal Plaza, New York, New York 10278. Copies may be obtained on payment of the Commission's customary fees by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material should also be available for inspection at the library of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     Certain additional information relating to the Offer, the Agreement, the acquisition by Parent of a controlling equity in the Company and the financing thereof and related matters are contained in the Purchaser's Offer to Purchase, dated November 22, 1996, the Schedule 14D-1 and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Commission, copies of which are available for inspection (and copies of which may be obtained) at the places and in the manner set forth above (except that such copies will not be available at the regional offices of the Commission).

                                EXHIBIT INDEX

EXHIBIT NO.
-----------
Exhibit 1      Letter to Stockholders of the Company dated November 22, 1996.*
Exhibit 2      Press Release issued by Parent dated November 18, 1996.
Exhibit 3      Agreement and Plan of Merger dated as of November 18, 1996, by and among
               Parent, the Purchaser and the Company.
Exhibit 4      Confidentiality Agreement dated September 5, 1996, executed by Parent.
Exhibit 5      Opinion of Alex. Brown & Sons Incorporated dated November 18, 1996.*
Exhibit 6      1990 Sudbury, Inc. Stock Option Plan.
Exhibit 7      1995 Sudbury, Inc. Stock Option Plan.
Exhibit 8      Sudbury, Inc. Directors' Deferral Plan.
Exhibit 9      Pages 2-3 and 6-12 of the Company's Notice of 1996 Annual Meeting of
               Stockholders and Proxy Statement dated August 23, 1996 containing the pertinent sections thereof referred to in Item 3(b) of this Schedule 14d-9.
Exhibit 10     Employment Agreement dated July 28, 1995 between the Company and Jacques R.
               Sardas.
Exhibit 11     Employment Agreement dated October 12, 1995 between the Company and Mark E.
               Brody and accompanying letter of interpretation dated October 8, 1996.

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*Included in copies of the Schedule 14D-9 mailed to stockholders.